
EPIC
HYBRID TRAINING
EPICHYBRIDTRAINING.COM

A Revolution in Fitness

Proven Concept. Highly Profitable.

Amazing Franchise Potential

Get to know EPIC


LET
EPIC
HYBRID
KEEP YOU
ON THE
CUTTING EDGE

Boutique Fitness is Growing Rapidly

- 74% membership growth over the past 3yrs

Cumulative & Annual Growth Rates by Facility Segment 2012 to 2015


Traditional Commercial
YMCA/ Non Profit
Boutiques
74%
5%
-12%

3-year Net Growth Rate

- As fast as Amazon®
- Faster than Google®
- Faster than NetFlix®

Members Value the Boutique Experience

Boutiques have been able to pull away from industry norms regarding pricing

Relative Monthly Fee by Major Business Segment


Traditional Commercial
YMCA/ Non Profit
Boutiques

What Members Value about Boutiques

The top 3 reasons for joining a boutique gym are:

1


EPIC
EPIC

Community

63% of members exercise at their current gym because of the people who go there

2


EPIC

Experience

Nearly ½ say they go because of the atmosphere or the vibe

3



Attention

4 out of 10 say they go because of the more personalized attention/coaching they receive

EPIC Uniquely Delivers These Benefits

EPIC HYBRID TRAINING

Strong Sense of Community



- *“weirdly coaches knew your name in the first class”*
- *“EPIC is way more than a gym, it's a lifestyle. I'm not from NY and EPIC became part of my family”*

One of the Best Concepts on the Market


EPIC

- *“Classes are intense but are manageable for all levels.”*
- *“Price worth every dollar…best workout in 45 min”*

Personalized Attention



- *“I like that they give three level options for each exercise, recognizing different ability levels”*
- *“having the instructor come over and talk to me before class made me feel at ease.”*

Progressive & Varied



- *“Chance to improve upon certain skills and watch yourself get better”*
- *“It’s never boring! They are always changing it up and you get pushed!”*

Source: Unsolicited Member Testimonials

Simple & Effective Business Model…

New Member Acquisition:

Leverages a Limited Number of Highly Cost Effective Measures

Highly Targeted
Equity Building


5 CLASSES
FOR $50
BUY NOW ▸

Targeted Digital Advertising

Display and Facebook advertising have been effective in driving acquisition

Broad Reach
Equity Building



Media Coverage

Unique concept piqued the interest of local & national media. Local outreach is recommended

Broad Reach
Less Equity Building


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261 Purchased

Deal Campaigns

Groupon, Living Social, etc. have been effective tools to increase membership

CLASSPASS

ZENREZ

Digital Platforms

Have been helpful in increasing utilization, but they need careful monitoring. Diluting the sense of community can negatively affect brand equity.

Simple & Effective Business Model…

Member Retention:

Sense of community, progressive goals, personal attention & variety keep people coming back

Different routines daily, and dynamic workouts are changed every 4 weeks

"EPIC was the one gym that has truly CHANGED my life. I had bought a Livingsocial deal and after 4 classes, I was hooked! "

"These guys are the real deal. I joined via Groupon deal and then converted into a membership."

"Epic offers a combination of personal training and high intensity classes that few gyms provide."

…which is Highly Profitable

Est. Year 1 Revenue per Location



$25/visit
$20/visit
$15/visit
Revenue
$550,000
$500,000
$450,000
$400,000
$350,000
$300,000
$250,000
$200,000
$150,000
$100,000
180
220
260
OF PARTICIPANTS*

Est. Net Income per Location**



$25/visit
$20/visit
$15/visit
Income
$140,000
$120,000
$100,000
$80,000
$60,000
$40,000
$20,000
$0
180
220
260
OF PARTICIPANTS

*Assumes: 50% monthly subscriptions, 40% class packages, 10% Other (walk-in, promotion, etc.)
**Assumes current operating income margin of 20-30% (year 1 margins may be lower)


CONQUERING OBSTACLES
EMPOWERING FITNESS

For even more information contact

franchise@epichybridtraining.com

Live EPIC. Be EPIC.